O.S.S. Capital Management LP

     598 Madison Avenue
     New York, NY 10022-1603
     Tel. (212) 756-8700
     Fax. (212) 756-8701


                                                           July 25, 2007



Mr. David Berges
Chairman and Chief Executive Officer
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT  06901



Dear David:

On May 10, 2007, at your invitation, we presented our analysis of Hexcel's operating performance to the Board of Directors. At the conclusion of that meeting, you informed us that we could expect to hear from you in the near term. Yet, two and one-half months have transpired and we have heard nothing from you. We are frustrated by the lack of a response to our concerns and more acutely, Hexcel's continued underperformance.

Throughout our tenure as shareholders, management has communicated that Hexcel is a margin expansion story. However, despite sales increasing 5.8% year over year in the second quarter, Hexcel's gross margin declined from 24.6% of sales to 24.3% of sales during the same timeframe.

We are frustrated by management's continued reference to "one-off' items as an excuse for the company's underperformance. We believe the problem at Hexcel is management's inability to efficiently manage the asset base. The company's margins are too low and the promised margin expansion story is being wasted away.

In summary, we re-iterate that (1) Hexcel is under-earning, (2) management is not addressing this shortfall in earnings, and (3) shareholders are suffering as a result. We think that Hexcel would benefit from an independent review of its prospects and strategy with a view toward taking action to maximize shareholder value. To accomplish this, we request that the Board form a committee of independent directors to retain an independent investment bank that can advise as to how shareholder value can best be maximized.

We respectfully request that the Board respond to our analysis and our concerns in an expedited fashion.



Sincerely,


Oscar S. Schafer                Andrew J. Goffe               Peter J. Grondin


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cc:   Joel S. Beckman
      H. Arthur Bellows
      Lynn Brubaker
      Jeffrey C. Campbell
      Sandra L. Derickson
      W. Kim Foster
      Jeffrey A. Graves
      David C. Hurley
      David L. Pugh